December 5, 2011

Duc Dang
Securities and Exchange Commission
RE: HOMEOWNUSA
Amendment No.5 Registration Statement on
Form S-11
Filed September 9, 2011
File No. 333-170035

In response to your letter dated October 3, 2011, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of HOMEOWNUSA (the “Company”).  Amendment no. 5 to the Form S-11 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-11 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s October 3, 2011 letter in italicized text immediately before our response.

General

1.	Please file the agreement between the you and the control person regarding his redemption of shares to reduce his ownership to 9.9% of your outstanding shares following the closing of this offering

Response

The agreement between the Company and our control person is an agreement in principle but this agreement is incompletely specified. Accordingly, the Company is unable to file a copy of such agreement.

We reissue our response to your Comment 2 from your letter dated April 21, 2011.

The fundamental terms of this agreement in principle that are agreed upon are as follows:

“In order to qualify as a REIT, the Company and Mr. du Plooy have agreed to enter into a share redemption agreement whereby the Company will redeem a number of shares from Mr. du Plooy for consideration of $1.00. Upon the closing of this offering, a calculation of the number of shares the Company will redeem will be made so that Mr. du Plooy owns 9.9% of the shares issued and outstanding.”

These fundamental terms of this agreement in principle that are agreed upon are disclosed in the sections captioned “Summary of the Offering by the Company” (see paragraph 2), “Use of Proceeds” (see footnote 2) and in the section captioned “Security Ownership of Certain Beneficial Owners and Management” (see footnote 2).

2.	Please update your financial statements in according with rule 8-08 of Regulation S-X

Response

We note your comment 2 and have updated our financial statements in according to rule 8_08 of Regulation S-X

3.	Please review your prospectus and limit the use of verbatim repetition throughout and with in sections.

Response

We note you comment 3, we have reviewed our prospectus and we have attempted to limit the use of verbatim repetition throughout and with in sections.

Use of Proceeds, page 7

4.
We note your response to comment 9 in our letter dated April 21, 2011 that Mr. du Plooy would cover the cost related to selling your shares. On page 40 you disclose that he would provide you with a “non-secured loan” of $20,000. Please revise to reconcile your disclosure and clarify whether the loan will carry an interest rate and the priority of repayment compared to other liabilities.

Response

In accordance with your recommendation, we have revised our disclosure on Page 40 by adding the following sentence:

“The loan is payable on demand and without interest (see Financial Statements October 31, 2011 – Note 4).”

5.
We note your response to comment 10 in our letter dated April 21, 2011 and the additional tabular disclosure included that apartment buildings with 75 units priced around $400,00 in “established neighborhoods “ exits. Please revise to clarify. Your disclosure here and elsewhere should note that your research indicates that many properties are of low occupancy. Also, please provide the source of the information included in the noted table.

Response

We have amended our disclosure by deleting any reference to “established neighborhoods”. The paragraph immediately preceding the referenced tabular disclosure has been revised to clarify in accordance with you recommendations as follows:

“The following table is a summary of research data acquired from www.loopnet.com illustrating target properties that have sold or are for sale at the price points ($5,300 per apartment) described herein. Many of the target properties in the table below have very low or no occupancy. It is management’s assumption these properties are not available for immediate occupancy and will require some renovation prior to occupancy.”

In addition, we have added the word “low or no occupancy” in the last sentence of paragraph 1 in both sections captioned “Summary Information about HOMEOWNUSA” and “Overview”.

6.	Please revise to clarify whether you have factored acquisition costs into your use of proceeds disclosure.

Response

In or Use of Proceeds table under the section captioned “Property Cost” we have modified the first line item from “Buy Property” to “Total Property Acquisition Cost”.

Investments in Real Estate or interest in Real Estate, page 16

7.	Please revise to clarify if the “undervalued” properties you will target will have low or zero occupancy rates.

Response

We have amended our disclosure to clarify that the “undervalued” properties will have low or no occupancy rates. Please see our response to comment 5 above.

Financing Policies, page 17

8.	You disclose that you have no limitations on debt. You then refer to your “general debt limitation.” Please revise to reconcile your inconsistent disclosure.

Response

We have amended our disclosure to provide remove the inconsistency as follows:

“Although our Articles and By-laws contain no limitations on the amount of debt we can incur, we expect to maintain a low-leverage capital structure. Generally, we do not expect to incur debt, pursuant to a revolving credit facility or otherwise, until we have invested substantially all of the net proceeds of this offering, other than assuming in-place mortgage debt in connection with a multi family apartment acquisition. In measuring our debt for purposes of maintaining a low-leverage capital structure, we will utilize “net” debt, which is the principal amount of our consolidated indebtedness and the liquidation preference of any outstanding shares of stock less the amount of our cash.”

U.S. Federal income Tax Considerations, page 19

9.
Where the tax opinion is made by an accountant, independence is required. Please tell us how you determined independence in the light of the fact that the accountant provided both your tax opinion and your auditor’s report.

Response

The Company reviewed SECURITIES AND EXCHANGE COMMISSION (Release No. 34-53677; File No. PCAOB-2006-01) at the following link: http://www.sec.gov/rules/pcaob/2006/34-53677.pdf.

We are of the opinion that PCAOB Rules 3522 and 3523 would not preclude Chang G. Park, CPA, PH.D, from providing an opinion as an independent public or certified public accountant, supporting the tax matters and consequences to the shareholders as described in our S-11 filing.

10.
You disclosed that you have obtained an opinion from Chang G. Park. Please revise to clarify that the opinion states that the company “is not currently organized in conformity with the requirements for qualifications and taxation as a real estate investment trust (“REIT”) under the Code.” Provide similar clarification in your summary section.

Response

We have revised our disclosure in the third paragraph of the section captioned “U.S. Federal Income Tax Considerations” by adding the following sentence:

“The opinion letter from Mr. Chang G Park states that the Company is not currently organized in conformity with the requirements for qualifications and taxation as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.”

In addition, in the section captioned “Summary Information about HOMEOWNUSA” we have revised the first two sentences of the third paragraph as follows:

“We have obtained an opinion letter from Mr. Chang G Park states that the Company is not currently organized in conformity with the requirements for qualifications and taxation as a real estate investment trust,. We have not yet qualified as a Real Estate Investment Trust (“REIT”) for federal income tax purposes, but intend to do so for our first full taxable year.”

Plan of Distribution, page 33

11.
If known, please revise to disclose the state in which you will register and conduct this offering. If any of those states have adopted the NASSA guidelines outlined in the Statement of Policy Regarding Real Estate Investments Trusts, located at http://www.nasaa.org/wp-content/uploads/2011/07/13-REITS.pdf, please revise your disclosure where applicable to disclose the implications, if any, on your operations.

Response

The Company’s offering will be conducted outside of the United States.

12.	Please clarify your references to “possible resale” in the first paragraph of this section.

Response

We have amended our disclosure to remove the word “possible resale”. The first sentence of this paragraph reads as follows:

“10,000,000 common shares are issued and outstanding as of the date of this prospectus. The Company is registering an additional 5,000,000 shares of its common stock for sale at the price of $0.50 per share.”

13.
 We note your response to comment 7 in our letter dated April 21, 2011. You indicate that the shares are sold at the “sole discretion” of your sole officer and “may be occasionally sold in one or more transactions.” The noted disclosure appears to imply that you may sell shares on a delayed basis. Please refer to Rule415 (a) (1) (ix) of Regulations C and revise your disclosure accordingly.

Response

We have amended our disclosure in the third paragraph of this section as follows:

“The Company's shares may be sold to purchasers directly by and subject to the sole discretion of the Company’s sole officer and director. Furthermore, the Company will not offer its shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company and/or the purchasers of the shares for whom they may act as agents. All shares sold under this prospectus will be sold at a fixed price of $0.50 per share.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

14.
You state that you will assume 90% occupancy when calculating a properties cap rate. Please tell us how you determined such method, compared to using the properties historical NOI or projected NOI based on current occupancy, is reasonable based on industry standards.

Response

We refer you to our response to comment 11 of your letter dated April 21, 2011.

In addition, we refer you to our revised disclosure in our response to your comment 5 herein. Most of the potential properties will have low or no occupancy and will be distressed due to over-leverage, mismanagement or the lack of liquidity in the financial markets.

Valuation by the income approach consists of estimating a net operating income for the property and converting this income to a capital value, therefore management has assumed a 90% occupancy rate when estimating a net operating income from a property that is no longer distressed. Management believes 90% occupancy is a reasonable assumption.

15.	Please revise to clarify whether the properties listed in the table are those for immediate occupancy. If you do not have that information, please clarify such.

Response

We refer you to our response to your comment 5 herein. The last sentence of the paragraph preceding the table now reads:

“It is management’s assumption these properties are not available for immediate occupancy and will require some renovation prior to occupancy.”

Plan of Operation, page 38

16.	We note your response to comment 5 in our letter dated April 21, 2011. Please revise to discuss how your officer will “research” and “manage” your operations while residing in South-Africa.

Response

We have revised our disclosure in accordance with your recommendations. Paragraph two of this section has been divided into two paragraphs that read as follows:

“Our director and sole officer will conduct the research on our future property and manage all aspects of acquisition. For Commercial real estate listings and research, our President will utilize websites like www.loopnet.com.  Upon identifying a target property, he will work with the sellers directly or their real-estate agent to provide documentation and property disclosures. In the event the property is of further interest, our President intends hire an independent building inspector to report on the building’s condition to estimate renovation costs. If the property is of further interest, our President intends to travel to the property prior to the Company making an offer to purchase.

For the renovation phase, the Company will hire contractors to perform renovation services. For the third phase, the Company will out source the marketing activities to third party consultants. The majority of these activities can be accomplished from any location and the Company has budgeted for business travel where management believes physical presence will be required. The Company has no plans to hire employees during the 12 month period starting upon the effective date of the registration statement.”

Business Experience, page 44

17.	Please revise to disclose the location of All a Minimum

Response

We have revised our disclosure under this section as follows:

“From April 2002 until the sale of his business in August 2010, Mr. du Plooy was the owner/operator of Yonri Trust, doing business as “All a Minimum” at Shop A5, Bloem Value Mart, Curie Avenue & Vereniging Drive, Fleurdal Bloemfontein, 9301 South Africa. All a Minimum is a retail manufacturer and contract installer of aluminium products.  All a Minimum specialized in manufacturing doorframes, windows frames, showers and installation into residential and commercial properties.”

Report of Independent Registered Public Accounting Firm, page 57

18.	Your audit report refers to the year ended January 31, 2010. Please revise to appropriately refer to the period from inception (December 10, 2009) to January 31, 2010.

Response

We submit a revised audit report in accordance with your recommendation.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 74

19.
You disclose that your financial statements were audited by Change G. Park, CPA, however, we note that your auditor consents are signed by PLS CPA. Please disclosure throughout your filling, to clarify the name of your accounting and tell us how you determine that you complied with the requirements of Item 304 of Regulations S-K.

Response

Please be advised that Chang G. Park, CPA has changed its name to PLS CPA A PROFESSIONAL CORPORATION. We reviewed Form 4 filed with the PCAOB and confirm the date of the name change was effective on June 1, 2011. We revised our disclosure in this section as follows:

“There have been no changes in or disagreements with accountants regarding our accounting, financial disclosures or any other matter. Chang G. Park, CPA has changed its name to PLS CPA A PROFESSIONAL CORPORATION effective June 1, 2011.”

Undertakings

20.	Please revise to provide the applicable undertakings included in Item 20 of Industry Guide 5 or advice.

Response

In accordance with you request we have revised our undertakings as follows:

“UNDERTAKINGS

The undersigned Registrant hereby undertakes:

1.	The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

2.
The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the General Partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

3.	To file, during any period in which it offers or sells securities, a post- effective amendment to this Registration Statement to:

a.	include any Prospectus required by Section 10(a) (3) of the Securities Act of 1933;

b.
reflect in the Prospectus any facts or events which,  individually or together, represent a fundamental change in the information set forth in this Registration Statement; and notwithstanding the forgoing, any increase or decrease  in volume of  securities  offered (if the total  dollar value of  securities  offered  would not exceed that which was registered)  and  any  deviation  from  the  low or  high  end of the estimated  maximum  offering  range may be  reflected  in the form of  Prospectus  filed with the commission  pursuant to Rule 424(b) if, in  the aggregate,  the changes in the volume and price represent no more  than a 20% change in the maximum  aggregate  offering price set forth in the  "Calculation  of  Registration  Fee"  table in the  effective  Registration Statement; and

c.	include any additional or changed material information on the plan of distribution.

4.
That, for the purpose of determining  any liability  under the  Securities Act,  each  such  post-effective  amendment  shall be  deemed to be a  new registration statement relating to the securities offered herein, and  the offering  of such  securities  at that  time  shall be  deemed  to be  the initial bona fide offering thereof.

5.	To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

6.
The registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing Limited Partners. Each sticker supplement should disclose all compensation and fees received by the General Partner(s) and its affiliates in connection with any such acquisition. The post-effective amendment shall include audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X only for properties acquired during the distribution period.

7.
The registrant also undertakes to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, to reflect each commitment (i.e., the signing of a binding purchase agreement) made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to provide the information contained in such report to the Limited Partners at least once each quarter after the distribution period of the offering has ended.

8.
That, for determining  our  liability  under  the  Securities  Act  to any  purchaser in the initial distribution of the securities, we undertake that in  a  primary  offering  of  our securities pursuant to this Registration  Statement,  regardless  of  the  underwriting  method  used  to  sell  the  securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following  communications,  we  will be a seller  to  the  purchaser  and  will  be considered to offer or sell such securities to such purchaser:

i.	any preliminary Prospectus or Prospectus that we file relating to the offering required to be filed pursuant to Rule 424 (Section 230.424 of this chapter);

ii.	any free writing Prospectus relating to the offering prepared by or on our behalf or used or referred to by us;

iii.	the portion of any other free writing Prospectus relating to the offering containing material information about us or our securities provided by or on behalf of us; and

iv.	any other communication that is an offer in the offering made by us to the purchaser.

Each  Prospectus  filed  pursuant  to  Rule 424(b) as  part  of  a  registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed  in  reliance  on Rule 430A, shall be deemed to be part of and included in the registration statement  as  of the date it is first used after effectiveness.  Provided, however, that no statement made in  a  registration  statement  or  Prospectus  that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that  is  part of the registration statement will, as to a purchaser with a time of contract  of sale prior to such first use, supersede or modify any statement that was made in  the  registration statement or Prospectus that was part of the registration statement or  made  in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities  Act may be  permitted   to our  directors,  officers  and  controlling persons  pursuant to the provisions   above,   or  otherwise,   we have been advised that  in  the opinion  of  the   Securities   and  Exchange   Commission  such indemnification is against public policy as expressed in the Securities  Act, and is, therefore, unenforceable.

In the event that a claim for  indemnification  against such liabilities,  other than the  payment by us of expenses  incurred  or paid by one of our  Directors, officers,  or controlling  persons in the successful defense of any action, suit or  proceeding,  is asserted by one of our Directors,  officers,  or controlling persons in connection with the securities being  registered,  we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit  to a  court  of  appropriate  jurisdiction  the  question  whether  such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

We trust our responses meet with your approval.

Sincerely

/s/ Pieter du Plooy